                                                                      Exhibit 99

                          FACTORS THAT MAY AFFECT AMGEN

        Amgen operates in a rapidly changing environment that involves a number of risks, some of which are beyond our control. The following discussion highlights some of these risks.

Our product development efforts may not result in commercial products.
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        We intend to continue an aggressive product development program. Successful product development in the biotechnology industry is highly uncertain, and very few research and development projects produce a commercial product. Product candidates that appear promising in the early phases of development, such as in early human clinical trials, may fail to reach the market for a number of reasons, such as:

              . the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results

              . the product candidate was not effective in treating a specified condition or illness

              . the product candidate had harmful side effects on humans

              . the necessary regulatory bodies such as the U.S. Food and Drug
                Administration, did not approve our product candidate for an intended use

              . the product candidate was not economical for us to manufacture and commercialize

              . other companies or people have or may have proprietary rights to our product candidate, such as patent rights, and will not let us sell it on reasonable terms, or at all

              . the product candidate is not cost effective in light of existing therapeutics


        Several of our product candidates have failed at various stages in the product development process, including Brain Derived Neurotrophic Factor (BDNF), Megakaryocyte Growth and Development Factor (MGDF) and Glial Cell-line Derived Neurotrophic Factor (GDNF). For example, in 1997, we announced the failure of BDNF for the treatment of amyotrophic lateral sclerosis, or Lou Gehrig's Disease, because the product candidate, when administered by injection, did not produce acceptable clinical results for a specific use after a phase 3 trial, even though BDNF had progressed successfully through preclinical and earlier clinical trials. In addition, in 1998, we discontinued development of MGDF, a novel platelet growth factor, at the phase 3 trial stage after several people in platelet donation trials developed low platelet counts and neutralizing antibodies. In 1999 we discontinued development of GDNF after a phase 1/2 trial of GDNF in Parkinson's disease failed to demonstrate a statistically significant benefit. Of course, there may be other factors that prevent us from marketing a product. We cannot guarantee we will be able to produce commercially successful products. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval for product marketing has in the past varied by product and by the intended use of a product. We expect that this will likely be the case with future product candidates and we cannot predict the length of time to complete necessary clinical trials and obtain regulatory approval. See "- Our current products and products in development cannot be sold if we do not obtain and maintain regulatory approval."

Our current products and products in development cannot be sold if we do not
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obtain and maintain regulatory approval.
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        We conduct research, preclinical testing and clinical trials and we manufacture our product candidates. We also manufacture, price, sell, distribute and market our products for their approved indications. These activities are subject to extensive regulation by numerous state and federal governmental authorities in the U.S., such as the FDA and the Health Care Financing Administration, as well as by foreign countries, including the European Union. Currently, we are required in the U.S. and in foreign countries to obtain approval from those countries' regulatory authorities before we can market and sell our products in those countries. In our experience, obtaining regulatory approval is costly and takes many years, and after it is obtained, it remains costly to maintain. The FDA and other U.S. and foreign regulatory agencies have substantial discretion to terminate clinical trials, require additional testing, delay or withhold registration and marketing approval and mandate product withdrawals. EPOGEN(R) is currently approved in the U.S. and NEUPOGEN(R) is currently approved in the U.S., the EU and in some other foreign countries for specific uses. We currently manufacture and market EPOGEN(R) and NEUPOGEN(R) and we plan to manufacture and market many of our potential products. Even though we have obtained regulatory approval for EPOGEN(R) and NEUPOGEN(R), these products and our manufacturing processes are subject to continued review by the FDA and other regulatory authorities. In addition, later discovery of unknown problems with our products or manufacturing processes could result in restrictions on such products or manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we have violated regulations or if they restrict, suspend or revoke our prior approvals, they could prohibit us from manufacturing or selling EPOGEN(R) or NEUPOGEN(R) until we comply or indefinitely. In addition, if regulatory authorities determine that we have not complied with regulations in the research and development of a product candidate, then they may not approve the product candidate and we will not be able to market and sell it. If we are unable to market and sell our products or product candidates, our business would be adversely affected.

Guidelines and recommendations published by various organizations can reduce the
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use of our products.
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        Government agencies promulgate regulations and guidelines directly applicable to us and to our products. However, professional societies, practice management groups, private health/science foundations and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the health care and patient communities. Recommendations of government agencies or these other groups/organizations may relate to such matters as usage, dosage, route of administration and use of concomitant therapies. Organizations like these have in the past made recommendations about our products. Recommendations or guidelines that are followed by patients and health care providers could result in decreased use of our products. In addition, the perception by the investment community or stockholders that recommendations or guidelines will result in decreased use of our products could adversely affect prevailing market prices for our common stock.

Our sales depend on payment and reimbursement from third party payors, and a
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reduction in the payment rate or reimbursement could result in decreased use or
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sales of our products.
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        In both domestic and foreign markets, sales of our products are dependent, in part, on the availability of reimbursement from third party payors such as state and federal governments, under programs such as Medicare and Medicaid in the U.S., and private insurance plans. In certain foreign markets, the pricing and profitability of our products generally are subject to government controls. In the U.S., there have been, and we expect there will continue to be, a number of state and federal proposals that could limit the amount that state or federal governments will pay to reimburse the cost of drugs. In addition, we believe the increasing emphasis on managed care in the U.S. has and will continue to put pressure on the price and usage of our products, which may adversely impact product sales. Further, when a new therapeutic product is approved, the availability of governmental and/or private reimbursement for that product is uncertain, as is the amount for which that product will be reimbursed. We cannot predict the availability or amount of reimbursement for our product candidates, including those at a late stage of development, and current reimbursement policies for existing products may change at any time. For example, we believe that sales of ARANESP(TM) will be affected by government and private payor reimbursement policies.

        If reimbursement for EPOGEN(R) and NEUPOGEN(R) changes adversely or if we fail to obtain adequate reimbursement for our future products, health care providers may limit how much or under what circumstances they will administer them, which could reduce the use of our products or cause us to reduce the price of our products. This could result in lower product sales or revenues which could have a material adverse effect on us and our results of operations. For example, in the U.S. the use of EPOGEN(R) in connection with treatment for end stage renal disease is funded primarily by the U.S. federal government. In early 1997, HCFA instituted a reimbursement change for EPOGEN(R) which adversely affected Amgen's EPOGEN(R) sales, until the policies were revised. Therefore, as in the past, EPOGEN(R) sales could be adversely affected by future changes in reimbursement rates or the basis for reimbursement by the federal government for the end stage renal disease program.

If our intellectual property positions are challenged, invalidated or
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circumvented, or if we fail to prevail in present and future intellectual
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property litigation, our business could be adversely affected.
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        The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and often involve complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding breadth of claims allowed in such companies' patents. Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. In addition, our patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe our patents. For certain of our product candidates, there are third parties who have patents or pending patents that they may claim prevent us from commercializing these product candidates in certain territories. Patent disputes are frequent, costly and can preclude commercialization of products. We are currently, and in the future may be, involved in patent litigation. For example, we are involved in ongoing patent infringement lawsuits against Transkaryotic Therapies, Inc. and Aventis S.A. with respect to our erythropoietin patents. The trial court decided in our favor on January 19, 2001, however, Transkaryotic Therapies, Inc. and Aventis S.A. have appealed the decision. If we ultimately lose these or other litigations we could be subject to competition and/or significant liabilities, we could be required to enter into third party licenses for the infringed product or technology, or we could be required to cease using the technology or product in dispute. In addition, we cannot guarantee that such licenses will be available on terms acceptable to us.

        Our success depends in part on our ability to obtain and defend patent rights and other intellectual property rights that are important to the commercialization of our products and product candidates. We have filed applications for a number of patents and have been granted patents relating to erythropoietin, recombinant G-CSF and our other products and potential products. We market our erythropoietin and G-CSF products as EPOGEN(R) and NEUPOGEN(R), respectively. In the United States, we have been issued several patents relating to erythropoietin that generally cover DNA and host cells, processes for making erythropoietin, various product claims to erythropoietin, cells that make levels of erythropoietin and pharmaceutical compositions of erythropoietin. We have also been issued U.S. patents relating to G-CSF that cover aspects of DNAs, vectors, cells, processes, polypeptides, methods of treatment using G-CSF polypeptides, methods of enhancing bone marrow transplantation and treating burn wounds, methods for recombinant production of G-CSF and analogs of G-CSF. We also have a patent in the EU relating to erythropoietin and a patent in the EU relating to G-CSF, and two patents in the EU relating to darbepoetin alfa and hyperglycosylated erythropoietic proteins.

We face substantial competition, and others may discover, develop, acquire or
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commercialize products before or more successfully than we do.
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        We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. For example, although we maintain a substantial share of the chemotherapy induced neutropenia market, NEUPOGEN(R) competes against a product marketed by Immunex Corporation. EPOGEN(R) faces competition from other treatments for anemia in end stage renal disease patients in the U.S. Further, we believe that some of our late stage product candidates may face competition when they are approved and marketed. For example, ARANESP(TM) will compete with an epoetin alfa product marketed by Johnson & Johnson in certain anemia markets and anakinra could compete with rheumatoid arthritis products marketed by Immunex, Centocor Inc./Johnson & Johnson and others. Additionally, some of our competitors, including biotechnology and pharmaceutical companies, market products or are actively engaged in research and development in areas where we are developing product candidates. Large pharmaceutical corporations may have greater clinical, research, regulatory and marketing resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products.

Our operating results may fluctuate, and this fluctuation could cause financial
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results to be below expectations.
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        Our operating results may fluctuate from period to period for a number of reasons. In budgeting our operating expenses, we assume that revenues will continue to grow; however, some of our operating expenses are fixed in the short term. Because of this, even a relatively small revenue shortfall may cause a period's results to be below our expectations or projections. A revenue shortfall could arise from any number of factors, some of which we cannot control. For example, we may face:

              . lower than expected demand for our products

              . changes in the government's or private payors' reimbursement policies for our products

              . changes in wholesaler buying patterns

              . increased competition from new or existing products

              . fluctuations in foreign currency exchange rates

              . changes in our product pricing strategies


        Of these, we would only have control over changes in our product pricing strategies and, of course, there may be other factors that affect our revenues in any given period.

We plan to grow rapidly, and if we fail to adequately manage that growth our
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business could be adversely impacted.
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        We have an aggressive growth plan that includes substantial and increasing investments in research and development, sales and marketing and facilities. Our plan has a number of risks, some of which we cannot control. For example:

              . we may need to generate higher revenues to cover a higher level of operating expenses, and our ability to do so may depend on factors that we do not control

              . we may need to attract and assimilate a large number of new employees

              . we may need to manage complexities associated with a larger and faster growing organization

              . we will need to accurately anticipate demand for the products we manufacture and maintain adequate manufacturing capacity, and our ability to do so may depend on factors that we do not control

        Of course, there may be other risks and we cannot guarantee that we will be able to successfully manage these or other risks.

Our stock price is volatile, which could adversely affect your investment.
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        Our stock price, like that of other biotechnology companies, is highly volatile. For example, in the fifty-two weeks prior to May 2, 2001, the trading price of our common stock has ranged from a high of $80.4375 per share to a low of $45.4375 per share. Our stock price may be affected by such factors as:

              . clinical trial results

              . product development announcements by us or our competitors

              . regulatory matters

              . announcements in the scientific and research community

              . intellectual property and legal matters

              . changes in reimbursement policies or medical practices

              . broader industry and market trends unrelated to our performance


        In addition, if our revenues or earnings in any period fail to meet the investment community's expectations, there could be an immediate adverse impact on our stock price.